OPERATIONS Ryan Kilcullen & Dave Merkley September 2017 Exhibit 99.8

PAGE AGENDA 2 Our Zero Harm Commitment Manufacturing Innovation & Operational Excellence Tacoma Greenfield Update JH Supply Chain Advantage

JOURNEY TO ZERO HARM

PAGE WHAT DOES OUR JOURNEY LOOK LIKE 4 Zero Harm Safety Performance Driven by a Culture Shift that… Ensures that safety is our first gate Thrives on leadership commitment and visibility Empowers/engages all employees to proactively participate Results in a predictive approach to safety management in our business We are committed to a multi-year initiative that results in a World Class Safety Organization Pre-2007 2007-2016 Current State World Class In cide n t Fr eq u enc y Industry Average

PAGE ZERO HARM APPROACH 5 Safe People • Engaged, Empowered and Trained • Visible Leadership • Committed 24/7/365 Safe Plants • Clean & Organized • Facilities that Represent “The Brand” • Capable Machines and Processes Safe Systems • Real-Time Feedback • Data/Tools for Continuous Risk Reduction • Verification/Audits Safe Plants Safe Systems Safe People Zero Harm Culture Vision: World Class Safety Organization focused on Safe People, Safe Plants, and Safe Systems to drive a Zero Harm Culture

PAGE SAFE PEOPLE 6 A key component of our culture shift is to partner with world class safety programs that support plant floor ownership in safety… Peer-based observations Self-triggering assessments 3rd Party verification of JH execution

PAGE SAFE PLANTS & SAFE SYSTEMS 7 Safe Plants Safe Systems Safety as a core philosophy in plant & process design Significant reduction in operator-to-machine interface Facility maintenance to a JH brand standard Predictive measures of employee engagement Safety data management system World Class training systems in LOTO, on-boarding, etc. Our journey to World Class includes a shift in how we engineer, operate and manage our manufacturing facilities…

PAGE ZERO HARM SUMMARY • We are fully committed to a significant culture shift that results in JH becoming a World Class safety organization • Core elements of our program are visible leadership commitment, operator empowerment and predictive systems • One year in, significant progress has been achieved but much work remains 8

DELIVERING ON THE POTENTIAL OF JH MANUFACTURING

PAGE MANUFACTURING ADVANTAGE 10 Unique throughput advantage in our manufacturing processes Engineered scale creates labor and capital advantage Flexible manufacturing achieves low unit cost through market cycles JH manufacturing: Major lever in our competitive advantage Proprietary technology delivers unit cost & ROCE advantage Innovation in process capability enables product leadership Process capability delivers innovative product differentiation Innovation approach delivers speed to market advantage Network flexibility creates delivered cost advantage

PAGE JH MANUFACTURING EVOLUTION 11 Historical focus on step change innovation has delivered significant business value 4x4 FC Line 5x6 FC Line 5x9 FC Line She et Ma ch ine Th ro u gh p u t Platform Advancement with continuous improvement focus Actual machine performance Machine design potential Who we have been Who we will become We are becoming a manufacturing organization that can deliver step change & continuous improvement innovation

PAGE JH REACHING ITS FULL POTENTIAL We have created a continuous improvement organization, the sole focus of which is to shift JH manufacturing from… Reactive Operations Predictive Manufacturing Enabled by… Dependence on operator intervention Lean standard work & process control Maintenance on equipment failures Predictive reliability program Local decisions on critical assets Center of excellence on facility investment to 12

PAGE SAMPLE OF CONTINUOUS IMPROVEMENT INITIATIVES 13 Creating a JH Approach to Lean Manufacturing Establishing Foundational Capabilities in Reliability Leader Standard Work Standard Work Initiative Visual Workplace Management Greater consistency within plants, and across our network, will significantly reduce variation and capture the majority of our potential performance opportunities

PAGE JH MANUFACTURING STEP CHANGE 14 We have also doubled down on our ability to deliver break through engineering step change in all areas of JH manufacturing Next Generation Hatschek New Product Enablers Mfg Platform Development Step innovation in… …enables break through progress JH Man u fa ct u ring Ca p abi lit y Time

PAGE STEP CHANGING THE HATSCHEK PROCESS 15 Current Speeds vs. Nameplate Enabled by step change innovation… • Significant increase in drainage rate • Raw material formation modifications • Felt technology innovation • New approach to sheet forming 5x6 Nameplate Textured Plank Product With Speed Discount She et Mach ine Spee d Current Speed Potential Speed Gains Beyond Design Potential to Close Gap to Nameplate Current Speed

PAGE MANUFACTURING PLATFORM STEP CHANGE 16 Platform A Platform B Platform C Manufacturing platform innovation has the potential to unlock significant process, product and cost levers in fiber cement manufacturing. Enabling Product Attributes Enabling Total Cost Optimization Enabling New Products Longer Lighter Flatter/Smoother Lower Capex Lower Cost RM Higher Utilization Engineered Properties Higher Strength Better Finish

PAGE MANUFACTURING CAPABILITY SUMMARY • We have an established history in step change manufacturing innovation • We are adding to and enhancing the talent and capability of our engineering teams to accelerate the pace of step change in JH • The value associated with continuous improvement has increased with our scale and we are organizing to deliver • Step change & continuous improvement efforts are both critical to delivering on our manufacturing strategy 17

TACOMA GREENFIELD CORE CONCEPTS

PAGE TACOMA EXPANSION – SITE OVERVIEW 19 • Nameplate Capacity – 300 Mmstdft/year • Capabilities – Plank, Backer, Heritage, ColorPlus® Technology • 130 Employees at full production • Site benefits • Low input cost • Proximity to growing markets

PAGE TACOMA EXPANSION 20 Q1 FY18 Building Erected Q4 FY18 Start-Up Q2 FY19 Break Ground Install Complete 85% Design Capability Q3 FY18 Q1 FY19 Equipment Install Commission Timeline Update People Operational Zero Harm trained – Day 1 Network-wide staffing plan Building on existing Tacoma base Maximize learning per dollar Intense focus on site yield Build on Cleburne SM3 approach Start-Up Approach

PAGE TACOMA EXPANSION – PRE-AUTOCLAVE CONCEPTS Safety Integrated into Design 3rd Party Safety Design Consultants Large Reduction in Human/Fork Lift Interface Housekeeping Integrated into Design Material Handling Step Change Zero Forklifts from Stacker to Finishing Enables Building Space Optimization Reduction in Product Handling Damage 21

TACOMA EXPANSION – POST-AUTOCLAVE CONCEPTS

Safety Integrated into Design

Focus on Operator Access & Work Floor for Safe Operation

Total Plant Product Flow Designed to Minimize Human Interface

Coating Line Process Step Change

Integrated High Speed Break Out Line

Nested Coating Lines Enabling Operator Efficiency

Single-Line ColorPlus® Technology Coating Applications

High Efficiency Coatings Applications

James Hardie PAGE 22

JH SUPPLY CHAIN EVOLUTION

PAGE JH Supply Chain Overview 24 Procurement Network Planning Outbound Freight Channel Management Production Scheduling Customer Experience A fully integrated value chain that begins with customer value creation… ...and has capabilities that create a substantial competitive advantage: – Highly integrated customer/channel relationships – To-the-piece order flow, manufacturing, & delivery capability – Automated production scheduling that leverages manufacturing scale – Flexible network model providing redundancy & optimal landed cost

PAGE JH Supply Chain – Capability Advantage Automated Order Taking Software Sequential low cost tendering for delivery Optimization Planning Software builds & aggregates large production runs System Generates VMI Replenishments Trucks TMS Software combines job packs and VMI replenishments to optimize truck weight and multi-stop routing Highly automated, integrated systems… Enable Customer Integration Leverage & Exploit Manufacturing Scale Optimize Delivered Cost with Freight/Sourcing 25

PAGE CAPABILITY INVESTMENTS TO ENABLE GROWTH 26 An expanding network enables a variety of optimization levers… …requiring a new level of network planning capability to… Achieve the true lowest landed cost network Fully exploit the scale of our VMI & reload network Appropriately level load production through our seasonal demand cycles Make optimized trade-off decisions between relative cost differences We are investing in our significant network planning & modeling capability to enable full leverage of our increasing scale Existing & potential reloads JH Plants

ENABLING GROWTH "INSIDE THE WALLS"

Increasing plant scale & value-add processing is changing our plant size & flow…


Primed Inventory
Finishing
Sheet Machine
Raw Mats

Traditional Hardie Plant


Full Product Finished Goods Inventory & Accessories
ColorPlus Operations
Heritage Operations
ToM Processing Cell
Break Out Line
Finishing
Sheet Machine
Sheet Machine
Sheet Machine
Raw Mats

Future State Hardie Plant

…requiring new capabilities inside the walls…

- Product flow optimization
- Automated material handling
- Warehouse management system
- Work design & flow analysis

We are investing in new capabilities to capture the full benefit of our plant scale & to enable new processing to enhance customer value

James Hardie
PAGE 27

PAGE FREIGHT OUTLOOK 28 Continued economic recovery Market supply/demand dynamics continue to create upward cost pressure… JH continues to view freight capability as a core competency and expects to offset market pressure through continued performance gains Market Pressure Driver shortage Decreasing trend in driver efficiency Congested & under-performing rail JH Response Optimize proven freight model Operate as “shipper of choice” Leverage network product capability Intense focus on all controllable levers

PAGE SUPPLY CHAIN SUMMARY • We continue to invest in supply chain capability to enable customer value creation at an optimized unit cost • Our current efforts are focused on leveraging the full benefit of our network and plant scale • Freight market headwinds persist, but we are well positioned to offset them with industry leading freight capabilities 29

PAGE KEY MESSAGES 30 • We are becoming a Zero Harm organization • Step change innovation in manufacturing will continue to deliver significant business value • We are increasing our focus on continuous improvement to become a more predictable manufacturer • Tacoma Greenfield on track and includes step change in plant design • We are continuing to invest in supply chain capability to enable organic growth